FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER 2008

ATHENS, GREECE, June 04, 2008 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NASDAQ: SBLK), a global shipping company focusing on transportation of dry bulk cargoes, today announced the unaudited financial and operating results for the quarter ended March 31, 2008.

Financial Highlights:

•

The Company reported net income of $17.84 million for the quarter ending March 31, 2008 compared to net income of $0.28 million for the first quarter of 2007.

•

Voyage and time charter revenues were $42.49 million for the first quarter of 2008.  This figure includes revenues of $18.01 million attributable to the amortization of the fair value of below/above market acquired time charters.

•

Earnings per share, basic and diluted for the three months ended March 31, 2008 were $0.40 and $0.36, respectively. These figures are based on a weighted average of 44,748,517 shares outstanding, basic and on a weighted average of 49,385,952 shares outstanding, diluted in the first quarter of 2008.

We commenced operations during the fourth quarter of 2007 (December 3, 2007).  Included in this release are our Unaudited Interim consolidated condensed financial statements which include comparisons between the first quarter of 2008 and 2007.  During the period from the Company’s inception (May 13, 2005) to the date it commenced operations (December 3, 2007), the Company was a development stage enterprise.

The Unaudited Interim consolidated condensed Income Statements, Balance Sheets, and Cash Flow Statements presented herein, include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp. (“Star Maritime”).

Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.  Star Maritime's common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively, on December 21, 2005.

On November 27, 2007, the Company obtained shareholder approval for the acquisition of the initial fleet of eight drybulk carriers and for effecting the Redomiciliation Merger whereby Star Maritime merged with and into Star Bulk with Star Bulk as the surviving entity.  The Redomiciliation Merger was completed on November 30, 2007 as a result of which each outstanding share of Star Maritime common stock was converted into the right to receive one share of Star Bulk common stock and each outstanding warrant of Star Maritime was assumed by Star Bulk with the same terms and restrictions except that each became exercisable for common stock of Star Bulk. Star Bulk’s common stock and warrants are listed on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively.

Akis Tsirigakis, President and CEO of Star Bulk commented: “I am very pleased to report Star Bulk’s first full operating quarter financial results. We have taken delivery of all eight vessels of the initial fleet within a few months since the commencement of operations in December 3, 2007 and we were able to grow our fleet to thirteen vessels, or by 63%.  Through these acquisitions, we reduced the average age of the fleet to approximately 10 years and exceeded the 1 million deadweight tonnage mark. Other significant milestones for the company include the exercise and/or re-purchase of approximately 68% of the warrants that were outstanding as well as having paid our first full operating quarter dividend of $0.35 per share. We believe we are well-positioned to create further value for our shareholders with the aid of our strong balance sheet and moderate debt level.”

Fleet Employment Profile (As of June 04, 2008)

Currently Star Bulk’s fleet is employed as follows:

Vessel Name	Type	DWT	Year Built	Time Charter Expiry (1)		Time Charter Rate (2)
CAPESIZE FLEET
Star Alpha	Capesize	175,075	1992	Jul 5 - Oct 5, 2009		$47,500
Star Beta	Capesize	174,691	1993	Feb 12 - May 2, 2010		$106,500
Star Sigma	Capesize	184,400	1991	Mar 1 - Mar 31, 2009 Mar 2010 Mar 2011 Mar - Aug 2012		$100,000 $ 69,000 $ 63,000 $ 57,000
SUPRAMAX FLEET
Star Gamma	Supramax	53,098	2002	Jan 4 - Feb 14, 2009 Feb 2010 Feb 2011 Jan -Mar 2012		$28,500 $45,000 $38,000 $31,000
Star Delta	Supramax	52,434	2000	Feb 7 - May 7, 2009		$25,800
Star Epsilon	Supramax	52,402	2001	Dec 15, ’08- Mar 15, ’09 Feb 2014 – May 2014		$25,550 $32,400
Star Zeta	Supramax	52,994	2003	May 2008 Apr 2011 – Jul 2011		$65,000 $42,500
Star Theta	Supramax	52,425	2003	April 2 - Jun 16, 2009		$32,500
Star Kappa	Supramax	52,055	2001	Aug 24 - Nov 23, 2010		$47,800
Star Omicron	Supramax	53,489	2005	Feb - May 2011		$ 43,000
VESSELS ACQUIRED – NOT YET DELIVERED
Star Ypsilon (3)	Capesize	150,940		1991	Jul 2009 Jul 2010 Jul 2011	$112,600 $93,300 $74,100
Star Cosmo (4)	Supramax	52,247		2005	Mar 2009 Mar 2010 Mar 2011	$55,900 $41,900 $27,900

VESSELS HELD FOR SALE

Star Iota (5)	Panamax	78,585	1983	Mar 7 - Apr 17, 2009	$18,000
Grand Total	13	1,184,835

(1)

The date range presented represents the earliest and latest expiration dates allowed under the respective charter party. Charterers have the right to add off-hire days, if any, which occurred during the charter period.

(2)

Represents the gross daily rate.

(3)

Star Ypsilon is expected to be delivered to Star Bulk in August / September 2008.

(4)

Star Cosmo is expected to be delivered to Star Bulk in June / July 2008.

(5)

Star Iota is expected to be delivered to its buyers in June / July 2008.

First Quarter 2008 Results

We commenced operations during the fourth quarter of 2007 (December 3, 2007) and therefore we are unable to present a meaningful comparison of our first quarter of 2008 and 2007 results.

For the quarter ended March 31, 2008, Voyage Revenues amounted to $42.49 million and Operating Income amounted to $18.81 million.  Net Income for the first quarter of 2008 was $17.84 million representing $0.40 earnings per share calculated on 44,748,517 weighted average number of shares, basic and $0.36 earnings per share calculated on 49,385,952 weighted average number of shares, diluted.

The above Net Income figure includes vessel impairment loss of $3.14 million in connection with the sale of the vessel Star Iota and amortization of fair value of below/above market acquired time charters of $18.01 million.

Adjusted EBITDA for the first quarter of 2008 was $9.61 million.  Please see later in this release for a reconciliation of adjusted EBITDA to net cash provided by cash flows from operating activities.

An average of 8.1 vessels were owned and operated during the first quarter of 2008, earning an average Time Charter Equivalent, or TCE, rate of $63,594 per day.  Please see later in this release for further information regarding our calculation of TCE rate.

Dry-docking related expenses

During the first quarter of 2008, we elected to change our method of accounting for dry-docking costs from the deferral method, under which costs associated with dry-docking a ship are deferred and charged to expense over the period until a ship’s next scheduled dry-docking, to the direct expense method, under which we will expense all dry-docking costs as incurred. We view this as a preferable method since it eliminates the subjectivity and significant amount of time that is needed to determine which costs related to dry-docking activities should be deferred and amortized over a future period.

During the first quarter of 2008 our total costs for all vessels dry-docked amounted to $2.79 million. If we had not elected to change our policy and defer dry-docking costs, Net Income for the first quarter of 2008 would have amounted to $20.63 million representing $0.46 earnings per share calculated on 44,748,517 weighted average number of shares, basic and $0.42 earnings per share calculated on 49,385,952 weighted average number of shares, diluted.

Fleet Developments

Vessels deliveries

The following table shows the vessels that were delivered to the Company in the first quarter of 2008 and the respective dates that such deliveries took place:

Vessel	Date of Delivery

Star Zeta (ex I Duckling)	January 02, 2008
Star Delta (ex F Duckling)	January 02, 2008
Star Gamma (ex C Duckling)	January 04, 2008
Star Alpha (ex A Duckling)	January 09, 2008
Star Iota (ex Mommy Duckling)	March 07, 2008

Vessel acquisitions

On January 22, 2008 the Company concluded a Memorandum of Agreement for the acquisition of the Capesize dry bulk carrier vessel Sinfonia (to be renamed Star Sigma), for an aggregate purchase price of $83.74 million.  The vessel was delivered to us on April 15, 2008.

On March 11, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Supramax dry bulk carrier vessel Star Omicron (ex Nord Wave) for an aggregate purchase price of $72 million.  The vessel was delivered to us on April 18, 2008.

On May 22, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Supramax dry bulk carrier vessel Victoria (to be renamed Star Cosmo) for an aggregate purchase price of $68.80 million.  The vessel is scheduled to be delivered to us within June/ July 2008.

On June 3, 2008, the Company entered in a definitive agreement to acquire the Capesize dry bulk carrier vessel Falcon Cape (to be renamed Star Ypsilon) for an aggregate purchase price of $87.20 million.  The vessel is scheduled to be delivered to us within August/ September 2008.

Sale of vessel

On April 24, 2008 the Company concluded a Memorandum of Agreement for the disposal of the vessel Star Iota to unaffiliated third parties for a gross sale price of $18.35 million with expected delivery during the second or third quarter of 2008.  On March 31, 2008 the vessel was classified as asset held for sale and recorded at the lower of its carrying amount or fair value less cost to sell.  The resulting impairment loss of $3.14 million was recorded in the quarter ended March 31, 2008.

Financing activities

On December 27, 2007 the Company concluded a loan agreement of up to $ 120 million in order to partly finance the acquisition cost of the second hand vessels Star Gamma (ex. C Duckling), Star Delta (ex. F Duckling), Star Epsilon (ex. G Duckling), Star Zeta (ex. I Duckling), and Star Theta (ex. J. Duckling) During January 2008 the Company had drawn down the full amount of this loan.  The loan bears interest at LIBOR plus a margin and is repayable in twenty-eight quarterly installments through December 2016.

On April 14, 2008 (amended on  April 17, 2008) the Company entered into a loan agreement of up to $170 million with Piraeus Bank in order to partly finance the acquisition cost of vessels Star Omicron and Star Sigma and also to provide additional liquidity to the Company.  Vessels Star Alpha, Star Beta, and Star Sigma were collateralized to secure this loan.  The loan bears interest at LIBOR plus a margin basis and is repayable in twenty-four quarterly installments through April 2016.  As of June 04, 2008 the Company has drawn down the amount of $93.50 million.

Summary of Selected Data

(TCE rate in Dollars in thousands)
Three Months Ended
March 31, 2008
Average number of vessels(1)	8.1
Number of vessels	9
Average age of operational fleet (in years) (2)	10.2
Ownership days (3)	737
Available days (4)	662
Voyage days for fleet (5)	647
Fleet Utilization (6)	88%
Time charter equivalent rate(7)	63,594

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at March 31, 2008.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the total calendar days the vessels were in possession for the relevant period after subtracting for off-hire days with major repairs dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by ownership days for the relevant period and takes into account the dry-docking periods.

(7) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenue or TCE revenue by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

During the three months ended March 31, 2008, our fleet utilization was significantly affected by the scheduled dry-docking of the two vessels, Star Beta and Star Iota, which resulted in 75 off-hire days.  If days associated with these dry-dockings were excluded from the above table, fleet utilization would amount to approximately 98%.

TCE Rate

Star Bulk Carriers Corp. included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.  TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because the Company believes that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the unaudited interim consolidated condensed income statement for the three month period ended March 31, 2008:

(Dollars in thousands)	Three Months Ended
March 31, 2008

Voyage revenues	42,492
Voyage expenses	(1,347)

Time Charter equivalent revenues	41,145

Total voyage days for fleet	647

Time charter equivalent (TCE) rate	63,594

Included in Voyage revenues is the amortization of fair value of below and above market acquired time charters in the amount of $18.01 million.

Dividend Payments

On February 14 and April 16, 2008, the Company declared dividends of $0.10 per share (amounting to $4.60 million, paid on or about February 29, 2008 to the stockholders of record as of February 25, 2007) and $0.35 per share (amounting to $18.84 million per share, paid on or about May 26, 2008 to the stockholders of record as of May 16, 2008), respectively.

Adjusted EBITDA Reconciliation

Star Bulk Carriers Corp. considers adjusted EBITDA to represent net income before interest, taxes, depreciation and amortization (including amortization of fair value of above and below market charters), Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position; it is used by our lenders as a measure of our compliance with certain loan covenants; and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to adjusted EBITDA:

(Dollars in thousands)	Three Months Ended
March 31,
2008

Net cash provided by operating activities	16,848
Net increase in current assets	1,965
Net (increase) in current liabilities,	(5,576)
Amortization of deferred finance fees	(17)
Vessel impairment	(3,142)
Stock –based compensation	(1,433)
Net Interest expense	968

Adjusted EBITDA	9,613

Financial Statements

The Unaudited Interim Consolidated Condensed Income Statements, Balance Sheets, and Cash Flow Statements include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries and of its predecessor Star Maritime Acquisition Corp.

Income Statements

The following are Star Bulk Carriers Corp.’s Unaudited Interim Consolidated Condensed Income Statements for the three month periods ended March 31, 2007 and 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)	Three month period ended March 31, 2007	Three month period ended March 31, 2008
	Unaudited	Unaudited
REVENUES:
Voyage revenues	-	42,492

Voyage expenses	-	1,347
Vessel operating expenses	-	4,550
Drydocking expenses	-	2,794
Depreciation	1	8,814
Management fees	-	250
Vessel impairment loss	-	3,142
General and administrative expenses	847	2,787
Operating (loss) income	(848)	18,808

Interest and finance costs	-	(1,367)
Interest income	1,123	399
Total other income (expenses), net	1,123	(968)

Net income	275	17,840

Earnings per share, basic	0.01	0.40
Earnings per share, diluted	0.01	0.36

Weighted average number of shares outstanding, basic	29,026,924	44,748,517
Weighted average number of shares outstanding, diluted	29,026,924	49,385,952

Balance Sheet

The following are Star Bulk Carriers Corp.’s unaudited Interim Consolidated Condensed Balance Sheets as at December 31, 2007 and March 31, 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)
	December 31,	March 31,
	2007	2008
	Unaudited	Unaudited
ASSETS
Current Assets
Cash and cash equivalents	18,985	39,712
Trade accounts receivable, net	-	219
Inventories	598	700
Prepaid expenses and other receivables	291	568
Due from related party	-	348
Due from managers	128	1,148
Vessel held-for-sale	-	16,149
Total Current Assets	20,002	58,844

FIXED ASSETS
Advances for vessels to be acquired	118,242	17,263
Vessels and other fixed assets, net	262,946	544,881
Total Fixed Assets	381,188	562,144

OTHER NON-CURRENT ASSETS
Deferred finance charges	600	583
Fair value of above market acquired time charter	1,952	1,768
Restricted cash	-	10,000
TOTAL ASSETS	403,742	633,339

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	168	2,285
Due to related party	200	95
Accrued liabilities	1,773	3,743
Deferred revenue	916	1,852
Total Current Liabilities	3,057	7,975

NON-CURRENT LIABILITIES
Bank loan payable	-	120,000
Fair value of below market acquired time charter	25,307	83,275
Other non-current liabilities	-	58
Total Non-current Liabilities	25,307	203,333

Stockholders' Equity
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding	-	-
Common Stock, $0.01 par value, 100,000,000 shares authorized at December 31, 2007 and March 31, 2008; 42,516,433 and 46,602,325 shares issued and outstanding at December 31, 2007 and March 31, 2008, respectively	425	466
Additional paid-in capital	368,454	401,825
Retained earnings	6,499	19,740
Total Stockholders' Equity	375,378	422,031
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	403,742	633,339

Cash flow Statements

The following are Star Bulk Carriers Corp.’s Unaudited Interim Consolidated Condensed Cash Flow Statements for the three month periods ended March 31, 2007 and 2008:

(Expressed in thousands of U.S. dollars except for share and per share data)
	Three month period ended March 31, 2007	Three month period ended March 31, 2008
	Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income	275	17,840
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1	8,814
Amortization of fair value of above market acquired time charter	-	183
Amortization of fair value of below market acquired time charter	-	(18,192)
Amortization of deferred finance charges		17
Vessel impairment loss	-	3,142
Stock based compensation	-	1,433
Deferred interest	-	-
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Value of Trust account	(1,656)	-
Accounts receivable	-	(219)
Inventories	-	(102)
Prepaid expenses and other advances	(71)	(276)
Due from related party	-	(348)
Due from managers	-	(1,020)
Increase/(Decrease) in:
Accounts payable	(59)	2,117
Due to related party	-	(105)
Accrued liabilities	-	2,570
Income taxes payable	(207)	-
Deferred revenue	-	936
Deferred interest	546	-
Other non current liabilities	-	58
Net Cash (used in) provided by Operating Activities	(1,171)	16,848

Cash Flows from Investing Activities:
Advances for vessels to be acquired	-	(17,263)
Purchases of vessels and other fixed assets	(3)	(115,638)
Increase in restricted cash	-	(10,000)
Net cash (used in) Investing Activities	(3)	(142,901)

Cash Flows from Financing Activities:
Proceeds of bank loan	-	120,000
Proceeds from exercise of warrants	-	32,687
Repurchase of warrants	-	(708)
Financing costs paid		(600)
Cash dividend	-	(4,599)
Net cash provided by Financing Activities	-	146,780
Net increase / (decrease) in cash and cash equivalents	(1,174)	20,727
Cash and cash equivalents at beginning of period	2,118	18,985

Cash and cash equivalents at end of period	944	39,712

Conference Call details:

Star Bulk's management team will host a conference call tomorrow, Thursday, June 05, 2008, at 10:00 a.m., Eastern Daylight Time (EDT) to discuss the Company's financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "StarBulk".

In case of any problem with the above numbers, please dial 1(866) 223-0615 (from the US), 0(800) 694-1503 (from the UK) or +(44) (0) 1452 586-513 (from outside the US). Please quote "StarBulk".

A replay of the conference call will be available until June 12, 2008. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number (+44) (0) 1452 55 00 00 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of eleven dry bulk carriers, plus definitive agreements to acquire one Supramax and one Capesize dry bulk carrier and sell its Panamax dry bulk carrier. The total fleet consists of four Capesize, one Panamax and eight Supramax dry bulk vessels with an average age of approximately 10 years and a combined cargo carrying capacity of 1,184,835 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Company:
George Syllantavos

CFO

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
www.starbulk.com

E-mail: ir@starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

www.capitallink.com

STAR BULK CARRIERS CORP.

(Registrant)

Dated June 5, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President